Exhibit 99.(k)(3)

{INVESTMENT DATE}

{FUND}

{Fund contact}

{Fund Address}

{Fund Address}

Re:                 Notice of Waiver of Voting Rights

                                    Altegris KKR Private Equity Master Fund

Dear Sir or Madam:

This notice is being provided in connection with the subscription for interests by Altegris KKR Private Equity Master Fund (“PEMF”), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), in {Fund} (the “Fund”), a {Fund Structure} pursuant to the Fund’s{Organization Document}, and the Fund Subscription Agreement executed by PEMF and dated as of the date of this notice (collectively, the “Partnership Documents”).

PEMF desires not to hold any investment interest in the Fund, at all times, that is five (5) percent or more of the Fund’s outstanding “voting securities” (the “5% limit”) The term “voting securities” includes the right of the holder to vote for the election of directors, general partners or managers of the issuer, as the case may be.

This is to advise you that any interests in the Fund being initially subscribed for by PEMF, or any interests subsequently acquired by PEMF through subscription, transfer or otherwise, which equal or exceed the 5% limit, shall be deemed as not entitled to voting rights and shall not entitle PEMF to any of the following rights or powers (whether granted directly or indirectly under the terms of the Partnership Documents, side letter, voting trust or similar arrangement, or as a result of amounts invested in or committed to the Fund):

1. Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a “Designated Person,” and collectively, the “Designated Persons”), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person’s death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2. Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Partnership Documents; provided, however, that, if the Partnership Documents require the consent of the Fund’s general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then this notice shall not preclude PEMF from exercising all of its voting rights, without regard to the 5% limit, with respect to such matter.

Furthermore, to the extent that PEMF, upon advice of counsel, determines that the exercise of any other right under the Partnership Documents would cause the interests held by PEMF in the Fund to be deemed “voting securities” equal to or in excess of the 5% limit, within the meaning of Section 2(a)(42) of the 1940 Act, PEMF will notify the Fund that it shall only be entitled to exercise voting rights representing less than the 5% limit (i.e., 4.99% or less).

This notice is intended to form a part of the Partnership Documents, the Fund’s constituent documents, and any subscription or other similar instrument. With respect to any conflicts between the terms of this notice and the Partnership Documents, the terms of this notice will take precedence and will be determinative as to the matters set forth herein, so far as they may modify, amend or rescind any term of the Partnership Documents and/or the Fund’s constituent documents.

If you have questions pertaining to this letter, please contact me at 888-524-9441.

ALTEGRIS KKR PRIVATE EQUITY MASTER FUND

By:
Name:
Title:

Altegris Advisors | 1200 Prospect Street, Suite 400, La Jolla, California 92037 | 888.524.9441